Exhibit 99.1

Sapiens Reports First Quarter 2025 Financial Results

Rochelle Park, NJ, May 8, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the first quarter ended March 31, 2025.

Summary Results for First Quarter 2025 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q1 2025	Q1 2024	% Change	Q1 2025	Q1 2024	% Change
Revenue	$136.1	$134.2	1.4%	$136.1	$134.2	1.4%
Gross Profit	$60.7	$57.6	5.4%	$63.0	$60.9	3.5%
Gross Margin	44.6%	42.9%	170 bps	46.3%	45.4%	90 bps
Operating Income	$21.2	$20.5	3.3%	$24.6	$24.3	1.2%
Operating Margin	15.6%	15.3%	30 bps	18.0%	18.1%	-10 bps
Net Income (*)	$17.9	$17.4	3.3%	$20.7	$20.4	1.3%
Diluted EPS	$0.32	$0.31	3.2%	$0.37	$0.36	2.8%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “We delivered a strong start to 2025, advancing our strategic growth priorities, signing deals with new and existing customers, and signing two successful targeted acquisitions. The addition of Candela and AdvantageGo significantly expands our global footprint and innovative solution breadth, reinforcing our position as a leader in both Life and P&C.”

Mr. Al-Dor continued, “We continue to see steady increases in demand for our AI-driven insurance platforms, strong customer adoption of our SaaS model, and are proud of our team’s relentless efforts on generating results. Innovation is in our DNA, and with the healthy state of our current pipeline, we remain confident in our ability to drive long-term value creation for our customers and shareholders alike.”

“We are well-positioned to continue our positive momentum from the first quarter throughout the remainder of the year,” concluded Mr. Al-Dor. “We are raising our 2025 guidance for non-GAAP revenue to the range of $574 million to $578 million from the previous $553 million to $558 million.”

“Our non-GAAP operating profit is expected to be in the range of $94 million to $96 million, with an operating margin of 16.5% at the midpoint. This compares to the previous guidance of $98 million to $102 million.”

“Our 2025 operating profit guidance reflects favorable currency movements. However, this is expected to be offset by losses associated with AdvantageGo and integration costs related to both the Candela and AdvantageGo acquisitions. The total aggregate negative impact on 2025 operating profit is approximately $5 million at the midpoint.”

Quarterly Results Conference Call

Management will host a conference call and webcast on May 8, 2025, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): 1-888-642-5032

International: 972-3-918-0609

UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at the following link. A replay of the call will be available one business day following the completion of the event at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Annual Recurring Revenue (“ARR”) as the annualized value of our revenue from customer subscriptions, term licenses, maintenance, application maintenance, and cloud solutions, which may not be the same as the timing and amount of revenue recognized. The ARR run rate is equal to the product of (i) the sum of these revenues in our most recently completed fiscal quarter, multiplied by (ii) four.

The Company defines Adjusted EBITDA as net profit, adjusted to stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS-based Solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success. For more information visit sapiens or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations, Sapiens
Mobile: +1 917-533-4782
Email: Yaffa.cohen-ifrah@sapiens.com

Investor Contact
Kimberly Rogers
Managing Director, Hayden IR
Phone: +1 541-904-5075
Email: kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2025	2024
	(unaudited)	(unaudited)

Revenue	136,105	134,249
Cost of revenue	75,445	76,689
Gross profit	60,660	57,560

Operating expenses:
Research and development, net	16,276	16,521
Selling, marketing, general and administrative	23,188	20,517
Total operating expenses	39,464	37,038

Operating income	21,196	20,522

Financial and other income, net	(1,330)	(1,092)
Taxes on income	4,492	4,113
Net income	18,034	17,501

Attributable to non-controlling interest	-	141
Attributable to redeemable non-controlling interest	98	-
Net income attributable to Sapiens’ shareholders	17,936	17,360

Basic earnings per share	0.32	0.31

Diluted earnings per share	0.32	0.31

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,888	55,744

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	56,020	55,981

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2025	2024
	(unaudited)	(unaudited)

GAAP revenue	136,105	134,249
Non-GAAP revenue	136,105	134,249

GAAP gross profit	60,660	57,560
Amortization of capitalized software	1,511	1,545
Amortization of other intangible assets	824	1,779
Non-GAAP gross profit	62,995	60,884

GAAP operating income	21,196	20,522
Gross profit adjustments	2,335	3,324
Capitalization of software development	(1,942)	(1,717)
Amortization of other intangible assets	1,560	1,233
Stock-based compensation	847	772
Acquisition-related costs (*)	561	129
Non-GAAP operating income	24,557	24,263

GAAP net income attributable to Sapiens’ shareholders	17,936	17,360
Operating income adjustments	3,361	3,741
Taxes on income	(618)	(680)
Non-GAAP net income attributable to Sapiens’ shareholders	20,679	20,421

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2025	2024

GAAP operating profit	21,196	20,522

Non-GAAP adjustments:
Amortization of capitalized software	1,511	1,545
Amortization of other intangible assets	2,384	3,012
Capitalization of software development	(1,942)	(1,717)
Stock-based compensation	847	772
Compensation related to acquisition and acquisition-related costs	561	129

Non-GAAP operating profit	24,557	24,263

Depreciation	972	1,097

Adjusted EBITDA	25,529	25,360

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Revenues	136,105	134,305	137,025	136,800	134,249
Gross profit	62,995	62,692	62,809	62,481	60,884
Operating income	24,557	24,468	25,101	24,836	24,263
Adjusted EBITDA	25,529	25,359	26,389	25,931	25,360
Net income to Sapiens’ shareholders	20,679	20,710	21,091	21,041	20,421

Diluted earnings per share	0.37	0.37	0.37	0.37	0.36

Annual Recurring Revenue (“ARR”)

U.S. dollars in thousands

	Three months ended
	March 31,
	2025	2024
Annual Recurring Revenue	187,386	167,646

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

North America	56,871	56,753	55,755	57,918	55,158
Europe	67,480	65,624	69,281	66,072	68,727
Rest of the World	11,754	11,928	11,989	12,810	10,364

Total	136,105	134,305	137,025	136,800	134,249

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Q1 2025%		Q1 2024%

Software products and re-occurring post-production services (*)	108,057	79.4%	94,242	70.2%
Pre-production implementation services (**)	28,048	20.6%	40,007	29.8%

Total Revenues	136,105	100%	134,249	100%

	Q1 2025	Q1 2024

Software products and re-occurring post-production services (*)	55,492	50,340
Pre-production implementation services (**)	3,503	10,544

Total Gross profit	62,995	60,884

	Q1 2025	Q1 2024

Software products and re-occurring post-production services (*)	55.1%	53.4%
Pre-production implementation services (**)	12.5%	26.4%

Gross margin	46.3%	45.4%

(*)	Software products and re-occurring post-production services include mainly subscription, term license, maintenance, application maintenance, cloud solutions and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Cash-flow from operating activities	25,353	42,109	13,083	8,545	18,488
Increase in capitalized software development costs	(1,942)	(1,759)	(1,834)	(1,823)	(1,717)
Capital expenditures	(366)	(419)	(1,125)	(666)	(466)
Free cash-flow	23,045	39,931	10,124	6,056	16,305

Cash payments attributed to acquisition-related costs(*) (**)	-	1,238	124	134	751

Adjusted free cash-flow	23,045	41,169	10,248	6,190	17,056

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	143,364	163,690
Short-term bank deposit	62,500	52,500
Trade receivables, net and unbilled receivables	105,818	99,603
Other receivables and prepaid expenses	15,707	19,350
Total current assets	327,389	335,143

LONG-TERM ASSETS
Property and equipment, net	10,401	10,656
Severance pay fund	3,185	3,208
Goodwill and intangible assets, net	329,819	302,472
Operating lease right-of-use assets	20,581	20,746
Other long-term assets	22,605	19,486
Total long-term assets	386,591	356,568

TOTAL ASSETS	713,980	691,711

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	8,485	8,414
Current maturities of Series B Debentures	19,797	19,796
Accrued expenses and other liabilities	117,219	77,390
Current maturities of operating lease liabilities	7,337	6,440
Deferred revenue	42,102	37,543
Total current liabilities	194,940	149,583

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	-	19,792
Deferred tax liabilities	9,792	6,899
Other long-term liabilities	10,847	10,331
Long-term operating lease liabilities	16,064	17,719
Accrued severance pay	8,000	7,758
Total long-term liabilities	44,703	62,499

REDEEMABLE NON-CONTROLLING INTEREST	13,746	-

EQUITY	460,591	479,629

TOTAL LIABILITIES AND EQUITY	713,980	691,711

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2025	2024
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	18,034	17,501
Reconciliation of net income to net cash provided by operating activities:
Depreciation of property and equipment	972	1,097
Amortization of intangible assets and capitalized software	3,895	4,557
Accretion of discount on series B debentures	5	9
Capital loss (gain) from sale of property and equipment	1	(1)
Stock-based compensation related to options issued to employees	847	772

Net changes in operating assets and liabilities, net of amount acquired:
Increase in trade receivables, net and unbilled receivables	(5,058)	(14,703)
Decrease in deferred tax liabilities, net	(514)	(776)
Decrease in other operating assets	5,239	3,737
Increase (decrease) in trade payables	(378)	3,547
Increase (decrease) in other operating liabilities	(1,878)	721
Increase in deferred revenues	3,975	1,968
Increase in accrued severance pay, net	213	59
Net cash provided by operating activities	25,353	18,488

Cash flows from investing activities:

Purchase of property and equipment	(368)	(470)
Investment in deposits	(10,110)	(3,291)
Payments for business acquisitions, net of cash acquired	(16,311)	-
Proceeds from sale of property and equipment	2	4
Capitalized software development costs	(1,942)	(1,717)
Net cash used in investing activities	(28,729)	(5,474)

Cash flows from financing activities:

Repayment of series B debenture	(19,796)	(19,796)
Acquisition of minority interests	-	(3,098)
Net cash used in financing activities	(19,796)	(22,894)

Effect of exchange rate changes on cash and cash equivalents	2,846	(147)

Decrease in cash and cash equivalents	(20,326)	(10,027)
Cash and cash equivalents at the beginning of period	163,690	126,716

Cash and cash equivalents at the end of period	143,364	116,689

Debentures Covenants

As of March 31, 2025, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $460.6 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (67.66)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.80).